Pillsbury
Winthrop
Shaw
Pittman
INTERNATIONAL

Level 10
7 Macquarie Place
Sydney, NSW 2000

Tel 61.2.8214.2200
Fax 61.2.8214.2211
www.pillsburylaw.com

May 1, 2006

David E. Lillevand
Phone: 61.2.8214.2260
david.lillevand@pillsburylaw.com

Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549 USA

Re: Dyno Nobel Limited - Filing Pursuant to Rule 12g3-2(b) Exemption

On behalf of our client Dyno Nobel Limited, enclosed please find documentation for filing pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934. Dyno Nobel Limited's file number is 82-34952.

Sincerely,

David E. Lillevand
Associate

Enclosure

DYNO NOBEL LIMITED

Tab	Date	Item Description
1.	03/23/2006	Executive Share Option Plan Rules
2.	03/23/2006	Dividend Reinvestment Plan
3.	03/23/2006	Appendix 1A – ASX Listing application & agreement
4.	04/05/2006	ASX Circular: Commencement of Official Quotation
5.	04/05/2006	Amended ASX Circular: Commencement of Official Quotation
6.	04/06/2006	Admission to Official List
7.	04/07/2006	Pre-quotation Disclosure
8.	04/07/2006	Issue of Options under Executive Share Plan
9.	04/07/2006	Appendix 3B – Executive Options
10.	04/07/2006	Appointment of Additional Company Secretary
11.	04/11/2006	Settlement of the issue of share under the offer
12.	04/11/2006	ASX Circular: Satisfaction of Conditions for Conditional Market
13.	04/12/2006	Initial Director's Interest Notice × 6
14.	04/12/2006	Queensland Ammonium Nitrate Feasibility Study
15.	04/12/2006	Despatch of Holding Statements
16.	04/13/2006	Top 20 Shareholders and Distribution
17.	04/18/2006	CRPS Redemption

Dyno Nobel Limited
(ACN 117 733 463)

Executive Share Option Plan

Plan Rules

Allens Arthur Robinson
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000
Tel 61 3 9614 1011
Fax 61 3 9614 4661
www.aar.com.au

Table of Contents

1. Definitions and interpretation

1.1 Definitions

In these rules the following words and expressions have the meanings indicated unless the contrary intention appears:

Application Form means the form that the Board determines is to be used by an Eligible Employee to apply for Options under the Plan.

ASX means Australian Stock Exchange Limited (ACN 008 624 691).

Board means the Board of Directors or a committee appointed by the Board of Directors for the purposes of this Plan.

Certificate means, in relation to an Option, the certificate or statement (in a form approved by the Board) issued to the Option Holder which discloses the number of Options entered in the Register in respect of the Option Holder.

Change of Control means, when in relation to the Company, any person, either alone or together with any associate (as defined in the Corporations Act), acquires a relevant interest (as defined in the Corporations Act) in more than 50% of the issued Shares in the Company, either as a result of a takeover offer, scheme of arrangement or other transaction, or any similar event which the Board determines, in its discretion, is a Change of Control.

Company means Dyno Nobel Limited (ACN 117 733 463).

Constitution means the constitution of the Company, as amended from time to time.

Corporations Act means the *Corporations Act 2001* (Cth).

Director means a director of the company.

Disposal Restriction means such restriction on disposal or dealing in a Share to be delivered upon the exercise of an Option, as determined by the Board in its discretion and notified to a Participant in the Invitation.

Eligible Employee means any employee of the Company or a Related Body Corporate (including any executive Directors), determined by the Board, in its discretion, as eligible to participate in the Plan.

Employee Incentive Scheme means an employee share or option scheme extended to employees or directors of the Company and its Related Bodies Corporate(including the Plan).

Exercise Conditions means, in relation to an Option, any conditions (in addition to any Vesting Conditions) specified in the Invitation that are required to be satisfied before the Option can be exercised.

Exercise Price means, in relation to an Option, the amount payable on exercise of the Option as specified in the Invitation (and as adjusted in accordance with Rule 6).

Group means the Company and each Related Body Corporate.

Invitation means, in relation to an Option, the invitation issued under Rule 3 pursuant to which the Option was issued.

Listing Rules means the official listing rules of ASX.

Notice of Exercise means a duly completed and signed notice of exercise of a Option by a Participant as referred to in Rule 5.2(b), in the form approved by the Board from time to time.

Option means an option issued under Rule 4(a).

Option Holder means the registered holder of an Option.

Participant means an Eligible Employee to whom a Option has been issued under the Plan.

Plan means the Dyno Nobel Limited Executive Share Option Plan established in accordance with these Rules.

Register means the register of Option Holders maintained in accordance with section 170 of the Corporations Act.

Related Body Corporate means an entity that is a related body corporate (as that term is defined in the Corporations Act) of the Company.

Rules means the rules of the Plan.

Share means a fully paid ordinary share in the capital of the Company.

Unvested Options means Options in respect of which the Vesting Conditions have not been satisfied or waived.

Vested Options means Options in respect of which the Vesting Conditions have been satisfied or waived or which are otherwise immediately exercisable in accordance with these Rules.

Vesting Conditions means one or more conditions as determined by the Board in its discretion to apply to an Option and advised to a Participant in the Invitation.

1.2 Interpretation

In these Rules unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a gender includes all genders;

(c) a reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provisions substituted for it and all regulations and statutory instruments issued under it;

(d) a reference to these Rules or any particular part of these Rules means these Rules or the relevant part as amended from time to time;

(e) a reference to a person includes a reference to the person's executors, administrators and successors, a firm or a body corporate.

2. Operation of Plan

2.1 General

The Plan must be operated in accordance with these Rules.

2.2 Commencement

The Plan will commence on the date determined by the Board.

3. Invitation

(a) Subject to these Rules, the Board may in its absolute discretion from time to time invite Eligible Employees selected by the Board to apply for Options under the Plan. In selecting Eligible Employees who may be invited to apply for Options, the Board may have regard to any matters which the Board considers relevant.

(b) The Board must give to each Eligible Employee who is invited to apply for Options under the Plan an Application Form together with the following information in relation to the Options:

   (i) the number of Options for which the Eligible Employee may apply;

   (ii) the Exercise Price of the Options or the method of determining the Exercise Price;

   (iii) the latest time at which the Options may be exercised, which must not exceed ten years from the date of issue of the Options;

   (iv) any applicable Vesting Conditions and Exercise Conditions;

   (v) any applicable Disposal Restrictions;

   (vi) any other terms and conditions relating to the invitation or the Options which are not inconsistent with these Rules;

   (vii) the time within which the invitation may be accepted by the Eligible Employee (the ***Acceptance Period***);

   (viii) any other information or documents that the Corporations Act or the Listing Rules require the Company to give to the Eligible Employee; and

   (ix) such other information as the Board in its discretion determines.

(c) By completing and returning the Application Form within the Acceptance Period, a Participant applies for Options under the Plan on the terms of issue specified in Rule 3(b) and agrees to be bound by the terms of the Application Form, these Rules and the Constitution.

4. Issue of Options

(a) Subject to the satisfaction of any terms or conditions set out in the Application Form, following receipt of a completed and signed Application Form and the

acceptance by the Board of the Application Form, the Company will, as soon as practicable after the end of the Acceptance Period:

(i) issue to the Participant, on the terms of issue specified in the Invitation, the number of Options applied for by the Participant in the Application Form; and

(ii) update the Register in accordance with the Corporations Act.

(b) Subject to adjustment in accordance with Rule 6, each Option will entitle the Option Holder to subscribe for, or have transferred to them, one Share.

(c) An issue of Options does not confer any right or interest, whether legal or equitable, in Shares until the Vesting Conditions in respect of such Options have been satisfied or waived by the Board at its discretion or the Options have otherwise become exercisable in accordance with these Rules.

(d) No payment is required for the issue of Options under the Plan.

(e) The Company must issue a Certificate to a Participant in respect of the Options issued to that Participant.

(f) Options will not be quoted on ASX.

5. Exercise of Options

5.1 Vesting

The Board will advise a Participant in writing as soon as practicable after the Vesting Conditions relating to Options held by the Participant have been satisfied or waived by the Board.

5.2 Exercise

(a) Subject to compliance with any Exercise Conditions, a Participant may exercise Options in respect of which the Vesting Conditions have been satisfied or waived, and which have not lapsed under Rule 7 or been forfeited under Rule 8.

(b) Options may be exercised by the Participant lodging with the Company a signed Notice of Exercise and complying with such other requirements as specified in the Invitation or subsequently by the Board, including payment of the Exercise Price..

(c) Shares in respect of which a Participant has exercised Options may, at the discretion of the Company, be delivered to the Participant by being issued to the Participant or purchased and transferred to the Participant. Any costs and expenses incurred in purchasing and transferring Shares to a Participant will be paid by the Company.

(d) A Participant must exercise Options in multiples of 100 or such other multiple as the Board determines and notifies the Participant, unless the Participant exercises all Options able to be exercised by the Participant at that time. If the Option Holder exercises less than all the Options represented by a Certificate then the Company will cancel the Certificate and issue a new Certificate for the balance.

(e) Unless otherwise determined by the Board, no Options may be exercised until at least 12 months after the first date on which Shares are officially quoted on ASX.

5.3 Transfers or encumbrances

Without the prior approval of the Board, Options may not be sold, transferred, mortgaged, charged or otherwise dealt with or encumbered.

5.4 Other permitted exercise

The Board may determine in its absolute discretion that an Option will become a Vested Option and may be exercised, whether or not any or all applicable Vesting Conditions or Exercise Conditions have been satisfied, if a Change of Control has occurred.

5.5 Issue or transfer of Shares on exercise of Option

Following exercise of an Option, the Company must, within such time as the Board determines, issue, or purchase and transfer, to the person exercising the Option the number of Shares in respect of which the Option has been exercised.

5.6 Shares rank equally

Unless the Option terms provide otherwise, Shares issued on the exercise of Options will rank equally in all respects with all existing Shares from the date of allotment, including in relation to:

(a) voting rights; and

(b) entitlements to participate in:

(i) distributions and dividends; and

(ii) future rights issues and bonus issues,

where the record date for determining entitlements falls on or after the date of issue of the Shares.

5.7 Quotation on ASX

The Company must apply for quotation on the official list of ASX of Shares issued on the exercise of Options as soon as practicable after the issue of those Shares, so long as Shares are quoted on ASX at that time.

5.8 Financial assistance

The Company may financially assist a person to pay any Exercise Price in respect of an Option, subject to compliance with the provisions of the Corporations Act and the Listing Rules relating to financial assistance.

6. Reconstructions and New Issues

6.1 Participation in future issues

(a) **Participation Generally**

A Participant cannot participate in new issues of Shares or other securities to holders of Shares unless the Shares in respect of the Options held by the Participant have been issued, or purchased and transferred, as the case requires, to and registered in the name of the Participant before the record date for determining entitlements to the new issue.

(b) **Bonus Issues**

If the Company makes a pro rata bonus issue of Shares or other securities to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and Shares in respect of Options held by a Participant have not been issued or purchased and transferred, as the case requires, to and registered in the name of the Participant before the record date for determining entitlements to the bonus issue, then the number of Shares which may be issued as a result of exercise of the Options held by the Participant will be increased by the number of Shares that the Participant would have received if the Shares which may be issued as a result of exercise of the Options had been registered in the name of the Participant before the record date for the bonus issue.

(c) **Rights Issues**

If the Company makes a pro rata issue of securities (except a bonus issue) to the holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment):

(i) if no amount is payable on the exercise of Options, the number of Options (or other terms and conditions, if any, applicable to the Options) held by a Participant may be adjusted in such manner as the Board in its discretion determines. Such adjustment, if any, will be subject to the Listing Rules, the Corporations Act and any other applicable law; and

(ii) if an amount is payable on the exercise of Options, the Exercise Price will be changed in accordance with the Listing Rules.

6.2 Reorganisation

In the event of any reorganisation of the issued ordinary share capital of the Company the number of Shares to be delivered in respect of each Option or the amount payable, if any, by a Participant in respect of Shares to be delivered to a Participant will be reorganised in the manner specified in the Listing Rules as applicable to options at the time of the reorganisation.

7. Lapse of Options

7.1 Resignation

Subject to Rule 7.5, if a Participant's employment or office with the Company or a Related Body Corporate of the Company ceases due to his or her resignation:

(a) all Options held by the Participant that are Vested Options at the date of cessation of employment or office may be exercised by the Participant during the 30 day period following the date of cessation of employment or office, after which time those Vested Options will lapse; and

(b) all other Options issued to the Participant will lapse on the date of cessation of employment or office,

unless the Board determines otherwise.

7.2 Retirement, death, permanent disability or redundancy

Subject to Rule 7.5, if a Participant's employment or office with the Company or a Related Body Corporate of the Company ceases due to his or her retirement, death, permanent disability or redundancy:

(a) all Options held by the Participant that are Vested Options at the date of cessation of employment or office may be exercised by the Participant during the 6 month period following the date of cessation of employment or office, after which those Vested Options will lapse; and

(b) all other Options issued to the Participant will lapse on the date of cessation of employment or office,

unless the Board determines otherwise.

7.3 Cessation of employment for any other reason

Subject to Rule 7.5, if a Participant's employment or office with the Company or a Related Body Corporate of the Company ceases for any reason other than those referred to in Rules 7.1 and 7.2, all Options issued to the Participant will lapse on the date of cessation of employment or office, unless the Board determines otherwise.

7.4 End of period otherwise determined by the Board

Subject to Rule 7.5, if the Board determines a further period in which Options may be exercised, the Options will lapse at the end of that period.

7.5 End of exercise period

If an Option has not lapsed earlier in accordance with this Rule 7, it will lapse at the latest time at which the Option may be exercised, as specified by the Board in the Invitation, which must not exceed ten years from the date of the issue of the Option.

7.6 Cessation of employment – interpretation

For the purposes of these Rules, a Participant will be deemed not to have ceased employment with, or to hold an office with, the Company or a Related Body Corporate if:

(a) immediately after the Participant leaves the employment or office of that company the Participant is employed by, or holds an office with, another Related Body Corporate or the Company;

(b) the Participant is seconded from that company to a government department or instrumentality or to another company; or

(c) immediately after the Participant leaves the employment or office of that company the Participant is employed by a joint venture company in which the Company or a Related Body Corporate holds a substantial interest at the time of employment, and which has been approved by the Board as an associated company for the purposes of the Plan.

8. Forfeiture

8.1 Forfeiture condition

When issuing Options under Rule 4 the Board may at its discretion determine that the Options issued are subject to the provisions of this Rule 8 for a period of up to ten years from the date the Options are issued.

8.2 Board determination

While Options or Shares held by a Participant are subject to this Rule 8, if the Board determines that the Participant has committed any act of fraud or defalcation or gross misconduct in relation to the affairs of the Company or a Related Body Corporate, the Participant will, subject to this Rule 8, forfeit any right or interest in the Options or other entitlements (if any) of the Participant under the Plan.

8.3 Dealing in forfeited Options or Shares

Options which are forfeited will cease to exist upon the Board making a determination under Rule 8.2.

9. Administration of the Plan

(a) The Plan will be administered by the Board in accordance with these Rules. The Board may make rules and regulations for the operation of the Plan which are consistent with these Rules.

(b) Any power or discretion which is conferred on the Board by these Rules may be exercised by the Board at its absolute discretion and in the interests or for the benefit of the Company, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

(c) Any power or discretion which is conferred on the Board by these Rules may be delegated by the Board for such period and upon such conditions as the Board may determine to:

(i) a committee consisting of such Directors as the Board determines; or

(ii) any one or more persons selected by the Board.

(d) Every exercise of a power or discretion by the Board (or its delegate) and every decision of the Board as to the interpretation, effect or application of these Rules is final, conclusive and binding.

(e) The Company will pay all costs and expenses in relation to the establishment and operation of the Plan including all costs and expenses in relation to an issue, or purchase and transfer of Shares, to a Participant.

(f) The Board may determine (where applicable) that Options or Shares are no longer subject to Rule 8. The Board may establish such procedure as it considers appropriate for the purpose of making such a determination.

10. Rights of Participants

Nothing in these Rules:

(a) confers on an Eligible Employee the right to be issued Options;

(b) confers on a Participant the right to continue as an employee of the Company or a Related Body Corporate;

(c) affects any rights which the Company or a Related Body Corporate may have to terminate the employment of any employee; or

(d) may be used to increase damages in any action brought against the Company or a Related Body Corporate in respect of any such termination.

11. Amendment of these Rules

11.1 Amendments

The Company may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of these Rules (including this Rule 11).

11.2 No reduction of rights

No amendment of the provisions of these Rules is to reduce the rights of any Participant in respect of Options issued under the Plan prior to the date of the amendment, other than an amendment introduced primarily:

(a) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth or foreign legislation governing or regulating the maintenance or operation of the Plan or like plans;

(b) to correct any manifest error or mistake; or

(c) to enable the Company or a Related Body Corporate to comply with the Corporations Act, the Listing Rules, any other Australian law or applicable foreign laws or any requirement or policy of the Australian Securities and Investments Commission or other foreign or Australian regulatory body.

11.3 Retrospectivity

Subject to the provisions of this Rule 11, any amendment made pursuant to this Rule 11 maybe given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

12. Attorney

Each Participant, in consideration of a issue of Options, will be deemed to irrevocably appoint the Company and any person nominated from time to time by the Board (each an ***Attorney***), severally, as the Participant's attorney to complete and execute any documents including, without limitation, applications for Shares and Share transfers or any document or other agreement required to give effect to these Rules and to do all acts or things necessary for the purpose of and in the name of the Participant which may be convenient or necessary for the purpose of giving effect to the provisions of these Rules and the Participant will be deemed to covenant that the Participant will ratify and confirm any act or thing done pursuant to this power and will release the Company, the Board, each Related Body Corporate and each Attorney from any liability whatsoever arising from the exercise of the powers conferred by this Rule and will indemnify and hold harmless the Company, the Board, each Related Body Corporate and the Attorney in respect thereof.

13. Notices

Any notice to Participants may be given in such manner as the Board determines.

14. Termination and suspension of the Plan

The Board may resolve at any time to terminate or suspend the operation of the Plan.

15. Overseas Eligible Employees

Subject to Rule 16, the Company, at the Board's discretion, may:

(a) issue Options to Eligible Employees who are resident outside of Australia; and

(b) make regulations for the operation of the Plan which are not inconsistent with these Rules to apply to Eligible Employees and Participants who are resident outside of Australia.

16. Overriding Restrictions

16.1 General

Notwithstanding any Rule, Options and Shares may not be issued, transferred or dealt with under the Plan if to do so would contravene the Corporations Act, the Listing Rules or any other applicable laws or where the compliance with any applicable law would in the opinion of the Board be unduly onerous or impractical.

16.2 Limit on aggregate number of Shares

An offer of Options may only be made under the Plan if the number of Shares that may be acquired on exercise of the Options, when aggregated with:

(a) the number of Shares which would be issued if each outstanding offer or option to acquire unissued Shares, being an offer made or option acquired pursuant to an Employee Incentive Scheme, was to be accepted or exercised (as the case may be); and

(b) the number of Shares issued during the previous five years pursuant to an Employee Incentive Scheme,

but disregarding any offer made, or option acquired or share issued, by way of or as a result of:

(c) an offer to a person situated outside Australia at the time of receipt of the offer;

(d) an offer that did not require disclosure to investors because of section 708 of the Corporations Act;

(e) an offer that did not require the giving of a product disclosure statement because of section 1012D of the Corporations Act; or

(f) an offer made under a disclosure document or product disclosure statement,

does not exceed 5% of the total number of issued Shares as at the time of the offer.

17. Governing law

This Plan is governed by and will be construed and take effect in accordance with the laws of New South Wales.

Dividend Reinvestment Plan Rules

Dyno Nobel Limited

(ACN 117 733 463)

Allens Arthur Robinson
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000
Tel 61 3 9614 1011
Fax 61 3 9614 4661
www.aar.com.au

Table of Contents

1. Definitions

In the Rules, unless the context otherwise requires:

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

Board means the board of directors of the Company.

Company means Dyno Nobel Limited (ACN 117 733 463).

Constitution means the constitution of the Company, as amended from time to time.

DRP means the Dividend Reinvestment Plan established under these Rules, as amended from time to time.

Holding means a registered holding of Shares in respect of a Shareholder.

Listing Rules means the official listing rules of ASX, as amended from time to time.

Notice of Election has the meaning given to it in clause 3.1.

Notice of Variation means a notice to increase or decrease the number of a Participant's Plan Shares, or to terminate participation in the DRP, in the form that the Board from time to time approves.

Participant means a Shareholder some or all of whose Shares are participating in the DRP.

Plan Shares means the Shares comprised in a particular Holding which are designated (subject to these Rules) by a Participant as Shares the dividend on which is to be applied in subscribing for or acquiring Shares under the DRP.

Price means the price at which Shares will be allotted or acquired under the DRP, as calculated in accordance with clause 5.

Record Date has the meaning given to it in the Listing Rules.

Rules means the rules of the DRP, as amended from time to time.

Shares means fully paid ordinary shares in the capital of the Company.

Shareholder means a registered holder of Shares within the meaning of the Constitution of the Company.

2. Participation in the DRP

2.1 Participation in the DRP is subject to these Rules.

2.2 Participation is optional and open to each Shareholder unless excluded under these Rules.

2.3 A Shareholder who is subject to the laws of a country or place other than Australia may not participate in the DRP until the Board, in its absolute discretion, is satisfied that such participation will not constitute a breach of the laws of that country or place, whether or not that Shareholder has received an invitation to participate in the DRP or has completed a Notice of Election.

2.4 The Board may on any occasion determine that the right to participate in the DRP is not available to a Shareholder having a registered address or being resident in a country or place where, in the absence of a prospectus, disclosure document, registration statement or other prerequisite, the offer of a right of election, or participation, would or might be unlawful.

2.5 If, in the reasonable opinion of the Board, the issue of Shares under the DRP to, or the acquisition of Shares under the DRP by, a Participant or the holding of those Shares by a Participant may breach a provision of the Constitution or be contrary to the law of any country, may prejudice the effective operation of the DRP or is otherwise in the sole opinion of the Board undesirable or impractical, the Board may:

(a) decline to issue or transfer those Shares;

(b) reduce the issue or transfer of those Shares on a proportionate basis; or

(c) reduce or suspend the participation of that Participant in the DRP.

2.6 The Board may, in its discretion, refuse to permit any Shareholder to participate in the DRP where that Shareholder elects to participate in respect of a number of Shares which is less than 100 or such other number as the Board may determine.

3. Application to participate

Application to participate in the DRP must be made on the form prescribed by the Board from time to time (***Notice of Election***). Upon receipt by the Company of a duly completed and executed Notice of Election, participation will, subject to these Rules, commence from the next Record Date for determining entitlements to payment of a dividend in respect of Shares.

4. Degree of participation

4.1 Participation in the DRP may be either full or partial. A Shareholder must (subject to clause 4.4) specify in the Notice of Election the extent to which the Shareholder wishes to participate in the DRP.

4.2 Under full participation, all Shares registered from time to time in the Participant's name, including Shares issued pursuant to the DRP, will be subject to the DRP.

4.3 Under partial participation, only that number of Shares as specified in the Notice of Election by the Shareholder will be subject to the DRP. However, if at the relevant Record Date the number of Shares held by the Participant is less than the specified number of Shares, then the provisions of the DRP in respect of that dividend payment will apply to the lesser number of Shares. Where a Shareholder is a partial Participant, all Shares subsequently acquired by the Shareholder, whether under the DRP or otherwise, will only participate in the DRP to the extent that the Shareholder alters the participation level in accordance with clause 10.

4.4 If a Notice of Election does not indicate the level of participation in the DRP, it will be deemed to be an application for full participation.

4.5 If a Notice of Election or Notice of Variation purports to nominate a Holding for both full participation and partial participation at the same time, the Notice of Election will be invalid and of no effect whatsoever.

4.6 The Board may determine a maximum number of Plan Shares per Participant (whether in respect of the particular dividend or dividends generally) from time to time. To the extent that a Notice of Election or Notice of Variation has specified a number of Plan Shares in excess of any such maximum that the Board may have specified (including an election of full participation where the number of Plan Shares would otherwise exceed that limit), for so long as that limit applies:

(a) the number of Plan Shares for the Participant for the purposes of these Rules is deemed to be that limit; and

(b) any Shares specified in the Notice of Election or Notice of Variation as Plan Shares in excess of that limit (including an election of full participation where the number of Plan Shares would otherwise exceed that limit) are deemed not to be Plan Shares, and any dividend payable in respect of them will be paid by the Company in accordance with usual arrangements for the payment of dividends.

5. Operation of the DRP

5.1 Each dividend which is payable to a Participant in respect of Plan Shares and which is available for payment to the Participant will be applied by the Company on the Participant's behalf in subscribing for or acquiring additional Shares.

5.2 The Board in its absolute discretion will determine with respect to the operation of the DRP for any dividend whether to issue new Shares or to cause the transfer of Shares to a Participant, or to apply a combination of both options, to satisfy the obligations of the Company under these Rules.

5.3 If the Board determines to cause the transfer of Shares to Participants, the Shares may be acquired in the market in such manner as the Board considers appropriate.

5.4 The Company will establish and maintain a DRP account for each Participant. The Company will, in respect of each dividend payable to a Participant:

(a) determine the amount of the dividend payable in respect of the Plan Shares;

(b) determine the withholding payments (if any) deductible by the Company in respect of the dividend payable on the Plan Shares, and any other sum the Company is entitled to retain in respect of the Plan Shares;

(c) credit the amount in clause 5.4(a) and debit any amount in clause 5.4(b) to the Participant's DRP account;

(d) determine the maximum whole number of additional Shares which may be acquired under the DRP at the Price by using the amount in the Participant's DRP account;

(e) on behalf and in the name of the Participant, subscribe for or cause the transfer of that number of additional Shares determined under clause 5.4(d) and debit the

Participant's DRP account with the total of the subscription price or the acquisition amount (as the case may be) for the additional Shares;

(f) allot the additional Shares to the Participant (if applicable), and add the number of Shares allotted or acquired to the total number of Shares comprised in the relevant Holding; and

(g) retain in the Participant's DRP account, without interest, any cash balance remaining.

5.5 The Shares will be issued or transferred under the DRP at the Price which will be the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of all Shares sold in the ordinary course of trading on the ASX automated trading system during the ten trading day period starting on (and including) the second business day after the Record Date in respect of the relevant dividend and ending on (and including) the eleventh business day after that Record Date, less any discount (not exceeding 5%) determined by the Board from time to time.

5.6 The daily volume weighted average market price referred to above (including decisions as to whether any sale of Shares was in the ordinary course of trading) will be calculated by the Board, or another suitable person nominated by the Board, by reference to information the Board approves from time to time. The determination of the Price by the Board or some other person nominated by the Board will be binding on all Participants.

6. Shares allotted under the DRP

6.1 Shares allotted under the DRP will be allotted in accordance with the Listing Rules and, from the date of allotment, will rank equally in all respects with existing Shares.

6.2 Shares allotted under the DRP will be allotted on, or as soon as practicable after, the relevant dividend payment date and will be registered on the register where the Participant's holding of Shares is currently registered. If the Participant holds Shares on more than one register (one of which is the Company's principal share register), the Shares allotted under the DRP will be registered on the principal share register unless and unless and until the Participant requests otherwise.

6.3 If a Participant holds shares in certificated form, a share certificate will be issued for the total number of Shares allotted or acquired under the DRP in respect of each dividend on those Shares. If a Participant holds Shares in uncertificated form, a statement showing the total number of Shares allotted or acquired in respect of each dividend on those Shares will be issued. The certificate or statement will be forwarded to Participants as soon as practicable after allotment or acquisition.

7. DRP statements

On, or as soon as practicable after, each dividend payment date, the Company will send to each Participant a statement setting out:

(a) the number of the Participant's Plan Shares as at the relevant Record Date;

(b) the amount of dividend payable to the Participant (less any amounts referred to in clause 5.4(b)) in respect of the Participant's Plan Shares;

(c) the amount in the Participant's DRP account immediately prior to the payment of the relevant dividend;

(d) the number of Shares transferred or allocated to the Participant under the DRP and the Price of those Shares;

(e) the cash balance (if any) retained in the Participant's DRP account after deduction of the amount payable on subscription for the additional Shares; and

(f) the number of Shares comprised in the Holding after transfer and/or allotment.

8. Stock exchange listing

The Company will apply for Shares allotted under the DRP to be listed for quotation on the official list of ASX as soon as practicable after the date of allotment.

9. Costs to Participants

No brokerage, commission or other transaction costs will be payable by Participants in respect of Shares transferred or allotted under the DRP and no stamp duty or other duties will be payable under present law in respect of Shares transferred or allotted under the DRP.

10. Variation or termination of participation

10.1 Subject to clause 13, a Participant may at any time give a Notice of Variation to the Company:

(a) to increase or decrease the number of the Participant's Shares participating in the DRP; or

(b) to terminate the Participant's participation in the DRP.

The alteration or termination takes effect from the next Record Date.

10.2 If a Participant increases the level of participation in the DRP to full participation, all of the Participant's Shares as at the date of the Notice of Variation and all Shares subsequently acquired by the Participant (including Shares issued or transferred under the DRP) will participate in the DRP.

10.3 If a Participant increases or decreases the level of participation in the DRP to below full participation, only that number of Shares specified in the Notice of Variation will participate in the DRP and no Shares subsequently acquired by the Participant (including shares transferred or allotted under the DRP) will participate in the DRP.

10.4 If a Participant dies, participation in the DRP will be determined upon receipt by the Company of written notice of the death. If a Participant is declared bankrupt or is wound up, participation in the DRP will be terminated upon receipt by the Company of a notification of bankruptcy or winding up from the Participant or the Participant's trustee in

bankruptcy or liquidator, as the case may be. The death, bankruptcy or winding up of one or more joint holders will not automatically terminate participation.

10.5 Upon termination of participation for whatever reason, the Company will forward, unless otherwise directed, to the Participant or the Participant's legal representative:

(a) a statement of the Participant's DRP account made to the date of termination; and

(b) the cash balance (if any) shown in the Participant's DRP account as at the date of termination.

11. Reduction or termination of participation where no notice is given

11.1 Where all of a Participant's Shares are subject to the DRP and the Participant disposes of some of those Shares then, unless the Participant advises the Company otherwise, the remaining Shares held by the Participant will continue to participate in the DRP.

11.2 Where some of a Participant's Shares are subject to the DRP and the Participant disposes of part of that Holding, then unless the Participant advises the Company otherwise, the Shares disposed of will, to the extent possible, be deemed to be Shares other than Plan Shares. If the number of Shares disposed of exceeds the number of the Participant's Shares which are not Plan Shares, the disposal will be deemed to include all of the Participant's Shares which are not Plan Shares, and the balance (if any) of the Shares disposed of will be attributed to Plan Shares.

11.3 Where a Participant disposes of all Shares without giving the Company notice of termination of participation, the Participant will be deemed to have terminated participation in the DRP on the last date on which the Company registered a transfer or instrument of disposal of the Participant's Holding.

12. Variation, suspension and termination

12.1 The DRP may be varied, suspended or terminated by the Board at any time. The variation, suspension or termination will take effect upon the date specified by the Board.

12.2 The Board may give notice of any such variation, suspension or termination as it considers appropriate (including, without limitation, by way of public announcement lodged with ASX). A variation, suspension or termination of the DRP will not be invalidated by an accidental omission to give notice of the variation, suspension or termination to a Shareholder or the non-receipt of any notice by any Shareholder and will not give rise to any liability on the part of, or right of action against, the Board or the Company.

12.3 Any suspension of the DRP will continue until such time as the Board resolves either to recommence or terminate the DRP. If the DRP is recommenced then elections as to participation in respect of the previously suspended DRP will be valid and have full force and effect in accordance with these Rules for the purposes of the recommenced DRP.

12.4 In the event of termination of the DRP, the Company will forward to each Participant a statement of the Participant's DRP account as at the date of termination, and the cash balance (if any) shown in the Participant's DRP account at that date.

13. Application and notices

13.1 Applications and notices to the Company must be in writing and in such form prescribed by the Board from time to time (or in such other form as the Board may accept).

13.2 Applications and notices will be effective upon receipt by the Company subject to:

(a) these Rules;

(b) in the case of applications to participate, acceptance by the Company; and

(c) receipt by the Company before the relevant Record Date for determining entitlements to dividends.

Applications or notices received on or after the relevant Record Date will not be effective in respect of that dividend payment but will be effective from the next relevant Record Date.

14. General

14.1 The DRP will commence on the date determined by the Board.

14.2 Each Holding which a Shareholder has from time to time will be regarded as separate for the purposes of the DRP and the DRP will operate as if each such Holding were held by a separate person, unless the Board determines otherwise. Consequently, a separate Notice of Election must be delivered to the Company in relation to each Holding which a Shareholder wishes to nominate for full or partial DRP participation, and the Shareholder will be treated as a separate Participant in respect of each Holding nominated for participation (and a reference to Shares held or acquired by a Shareholder or Participant is a reference to Shares held or acquired in respect or on account of the relevant Holding).

14.3 Any dividend payable on Shares which a Participant has nominated as participating in the DRP and which dividend the Company is entitled to retain as a result of a charge in favour of the Company in accordance with the Constitution of the Company or other requirement of law will not be available for the purpose of participating in the DRP.

14.4 These Rules will be binding upon each person who is or becomes a Shareholder.

14.5 Subject to the Constitution of the Company, the Board may implement the DRP in the manner as the Board thinks fit, and may settle any difficulty which may arise either generally or in a particular case in connection with the DRP as the Board thinks fit. Without prejudice to the general powers of the Board under the Constitution and these Rules, the Board may settle in the manner as the Board thinks fit any difficulty, anomaly or dispute which may arise in connection with, or by reason of, the operation of the DRP, whether generally or in relation to any Shareholder or Holding or any Share or Shares and the determination of the Board will be conclusive and binding on all Shareholders and other persons to whom the determination relates.

14.6 Neither the Company nor any officer of the Company will be liable or responsible to any Participant for any loss or alleged loss or disadvantage suffered or incurred by a Participant as a result, directly or indirectly, of the establishment or operation of the DRP or participation in the DRP or in relation to any advice given with respect to participation in the DRP.

14.7 The DRP, its operation and these Rules will be governed by and construed in accordance with the laws of the State of Victoria, Australia.

Rules 1.1 Cond 3, 1.7

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:
1. Application for admission to the +official list;
2. Information to be completed; and
3. Agreement to be completed.
Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Part 1 - Application for admission to the official list

Name of entity	ABN
Dyno Nobel Limited (***Dyno Nobel***)	44 117 733 463

We (the entity) apply for admission to the +official list of Australian Stock Exchange Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

		Number	+Class
2	+Main class of +securities	805,941,281	Fully paid ordinary shares
3	Additional +classes of +securities (except +CDIs)	Number to be quoted	+Class
		Nil	

+ Refer chapter 19 for defined terms.

Number not to be quoted	+Class
Up to 246,165,109	Convertible redeemable preference shares (***CRPS***). Each CRPS will be redeemed shortly after completion of the initial public offer (see Section 3.2.2 of the prospectus attached as Annexure A (***Prospectus***)).

4	Telephone number, postal address for all correspondence, general fax number, fax number for +company announcements office to confirm release of information to the market, and e-mail address for contact purposes.	Locked Bag No. 2113 North Sydney NSW 2060 Phone: (02) 9968 9000 Fax: (02) 9964 0170 Company Announcement Fax: (02) 9968 9590 Email: richard.shea@am.dynonobel.com
5	Address of principal +security registries for each +class of +security (including +CDIs)	Computershare Investor Services Pty Limited Level 3 60 Carrington Street Sydney NSW 2000
6	Annual balance date	31 December

Companies only

(Other entities go to 19)

7	Name and title of chief executive officer/managing director	Peter Ian Richards Chief Executive Officer
8	Name and title of chairperson of directors	Geoffrey Allan Tomlinson
9	Names of all directors	David Anthony Walsh Rodney Harold Keller Ralph Harold Harnett John Muir Geoffrey Allan Tomlinson Peter Ian Richards

+ Refer chapter 19 for defined terms.

10	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	A Director may not hold office for a continuous period of three years or past the third annual general meeting following their appointment, whichever is the longer, without submitting for re-election. If required by the Listing Rules, the Director longest in office since their last appointment must retire by rotation (see Rule 46(a) of the Constitution attached as Annexure C). There is no entitlement of the Directors to participate in profits.
11	Name and title of company secretary	Richard Michael Shea
12	Place of incorporation	Victoria
13	Date of incorporation	04/01/2006
14	Legislation under which incorporated	Corporations Act 2001 (Cth)
15	Address of registered office in Australia	Level 20, AGL Centre 111 Pacific Highway North Sydney NSW 2060
16	Month in which annual meeting is usually held	May
17	Months in which dividends are usually paid (or are intended to be paid)	March (final) and September (interim)
18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	Not applicable

+ Refer chapter 19 for defined terms.

18A	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	Not applicable

(Companies now go to 31)

All entities except companies

19	Name and title of chief executive officer/managing director of the responsible entity	Not applicable
20	Name and title of chairperson of directors of responsible entity	Not applicable
21	Names of all directors of the responsible entity	Not applicable
22	Duration of appointment of directors of responsible entity (if not subject to retirement by rotation) and details of any entitlement to participate in profits	Not applicable
23	Name and title of company secretary of responsible entity	Not applicable

+ Refer chapter 19 for defined terms.

23A	Trusts only - if the trust is a registered managed investment scheme, the names of the members of the compliance committee (if any)	Not applicable
24	Place of registration of the entity	Not applicable
25	Date of registration of the entity	Not applicable
26	Legislation under which the entity is registered	Not applicable
27	Address of administration office in Australia of the entity	Not applicable
28	If an annual meeting is held, month in which it is usually held	Not applicable
29	Months in which distributions are usually paid (or are intended to be paid)	Not applicable
30	If the entity is a foreign entity which has a certificated subregister for quoted +securities, the location of Australian +security registers	Not applicable
30A	If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	Not applicable

+ Refer chapter 19 for defined terms.

About the entity

All entities

	Tick to indicate you are providing the information or documents		Where is the information or document to be found? (eg, prospectus cross reference)
31	☑	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	Refer Prospectus Section 3, with final details to be provided.
32	☑	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (250 copies)	Two copies of the Prospectus, and two copies of the Appendix incorporated by reference in the Prospectus, are enclosed. Further copies of the Prospectus will be provided upon request.
33	☑	Cheque for fees	To be provided
34	☑	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	CHESS and an issuer sponsored sub-register (refer Prospectus Section 3.19).
35	☑	Copies of any contracts referred to in the prospectus, Product Disclosure Statement or information memorandum (including any underwriting agreement)	All material contracts are summarised in Section 12.5 of the Prospectus. Copies are available to ASX upon request.
36	☐	A certified copy of any restriction agreement entered into in relation to +restricted securities	Not applicable
37	☐	If there are +restricted securities, undertaking issued by any bank or +recognised trustee	Not applicable
38	☑	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	Refer Annexure B
39	☐	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	Not applicable
40	☑	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	Refer Annexure C

+ Refer chapter 19 for defined terms.

No.		Item	Where is the information or document to be found? (eg, prospectus cross reference)
41	☑	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	Refer Annexure D
42	☑	A brief history of the entity or, if applicable, the group	Refer Prospectus Sections 3.2.1 and 5.
42A	☑	Copy of agreement with ASX that documents may be given to ASX and authenticated electronically.	Refer Annexure E

About the securities to be quoted

All entities

No.		Item	Where is the information or document to be found?
43	☑	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	Securities to be quoted are fully paid ordinary shares
44	☑	Voting rights of +securities to be quoted	See Prospectus Section 12.3.1.1
45	☑	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	Refer Annexure F
46	☑	Terms of the +securities to be quoted	Refer Prospectus Section 12.3.1
47	☐	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	To be provided
48	☐	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	To be provided
49	☐	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	To be provided
50	☐	Terms of any +debt securities and +convertible debt securities	Not applicable

+ Refer chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
51	☐	Trust deed for any +debt securities and +convertible debt securities	Not applicable
52	☐	Trusts only - if the trust is not a registered managed investment scheme, ASIC exemption re buy-back provisions	Not applicable

All entities with classified assets

(Other entities go to 62)

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

53	☐	The name of the vendor and details of any relationship of the vendor with us	Not applicable
54	☐	If the vendor was not the beneficial owner of the +classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	Not applicable
55	☐	The date that the vendor acquired the +classified asset	Not applicable
56	☐	The method by which the vendor +acquired the +classified asset, including whether by agreement, exercise of option or otherwise	Not applicable
57	☐	The consideration passing directly or indirectly from the vendor (when the vendor +acquired the asset), and whether the consideration has been provided in full	Not applicable
58	☐	Full details of the +classified asset, including any title particulars	Not applicable

+ Refer chapter 19 for defined terms.

No.		Item	Where is the information or document to be found? (eg, prospectus cross reference)
59	☐	The work done by or on behalf of the vendor in developing the +classified asset. In the case of a +mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX).	Not applicable
60	☐	The date that the entity +acquired the +classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full	Not applicable
61	☐	A breakdown of the consideration, showing how it was calculated, and whether any experts' reports were commissioned or considered (and if so, with copies attached).	Not applicable

About the entity's capital structure

All entities

No.		Item	Where is the information or document to be found?
62		Deleted 1/9/99.	
63	☐	A copy of the register of members, if ASX asks	To be provided upon request by the ASX
64	☐	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	Not applicable
65	☑	The terms of any +employee incentive scheme	Refer Prospectus Section 12.4 & Annexure G
66	☑	The terms of any +dividend or distribution plan	Refer Prospectus Section 12.8 and Annexure H.
67	☑	The terms of any +securities that will not be quoted	Refer Prospectus Sections 3.2.2 and 12.3.2.
68		Deleted 1/7/98.	

+ Refer chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
69	☑	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	To be provided
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	Not applicable
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	Not applicable
72	☑	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	Refer Prospectus Section 12.4. A total of 6,044,560 Options will be issued to Mr Peter Richards (equal to 0.75% of the issued Shares on completion of the initial public offer). An Appendix 3B notifying ASX of the issue of these options will be issued at that time.
73	☐	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities Note: This applies whether the securities are quoted or not.	Not applicable
74	☑	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	Refer Annexure I, which sets out a list of all child entities of the Company after the Company's acquisition of Dyno Noble Holding ASA (as described in Sections 3.2.1 and 12.5.2.1 of the Prospectus).

+ Refer chapter 19 for defined terms.

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

All entities meeting the profit test

			Where is the information or document to be found? (eg, prospectus cross reference)
75	☐	Evidence that the entity has been in the same main business activity for the last 3 full financial years	Not applicable
76	☐	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	Not applicable
76A	☐	Evidence that the entity's +profit from continuing operations in the past 12 months exceeded $400,000	Not applicable
77	☐	Audited +accounts for the last 3 full financial years and audit reports	Not applicable
78 - 79		Deleted 1/7/97.	
80	☐	Half yearly +accounts (if required) and audit report or review	Not applicable
80A	☐	Pro forma balance sheet and review	Not applicable
80B	☐	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn +profit from continuing operations	Not applicable

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

81		Deleted 1/7/97	
81A	☑	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of at least $10 million	Refer to the pro forma consolidated balance sheet in Section 7.5.1 of the Prospectus
81B	☐	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	Not applicable
81C	☐	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	Not applicable

+ Refer chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
82	☑	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no commitments)	Refer to the pro forma consolidated balance sheet in Section 7.5.1 of the Prospectus
83	☐	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form readily convertible to cash (if half or more of the entity's total tangible assets (after raising any funds) is cash or in a form readily convertible to cash)	Not applicable
84	☑	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	Refer Prospectus Section 3.5
85		Deleted 1/9/99.	
86		Deleted 1/7/97.	
87	☑	+Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	Refer Prospectus Section 7 and previous discussions with ASX regarding reliance on pro-forma historical accounts to satisfy Listing Rule 1.3.5(a).
87A	☐	Half yearly +accounts (if required) and audit report, review or statement that not audited or not reviewed	Not applicable
87B	☐	Audited balance sheet (if required) and audit report	Not applicable
87C	☑	Pro forma balance sheet and review	Refer Prospectus Sections 7.5.1 and the Appendix to the Prospectus, and the Investigating Accountant's Report in Section 9 of the Prospectus.

(Now go to 106)

88	Deleted 1/7/97.
89-92C	Deleted 1/9/99.
93	Deleted 1/7/97.
94-98C	Deleted 1/9/99.
99	Deleted 1/7/97.
100-105C	Deleted 1/9/99.

+ Refer chapter 19 for defined terms.

About the entity's business plan and level of operations

All entities

		Information contained in the information memorandum	Where is the information or document to be found? (eg, prospectus cross reference)
106	☑	Details of the entity's existing and proposed activities, and level of operations. State the main business	The Company will engage in the manufacture and distribution of commercial explosives in North America and Australia. Refer Prospectus Section 5.
107	☑	Details of any issues of the entity's +securities (in all +classes) in the last 5 years. Indicate issues for consideration other than cash	The Company was incorporated on 4 January 2006 with 50 fully paid ordinary shares issued for $1 per share. A further 193 fully paid ordinary shares were issued on 22 February 2006. As at the date of the Prospectus, the Company has 243 fully paid ordinary shares on issue. Refer Prospectus Section 3.2.2 for further information regarding the issue of Shares and CRPS.

Information memorandum requirements

All entities

108	☐	If the entity is a company, a statement that all the information that would be required under section 710 of the Corporations Act if the information memorandum were a prospectus offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum. If the entity is a trust, a statement that all the information that would be required under section 1013C of the Corporations Act if the information memorandum were a Product Disclosure Statement offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum	Not applicable
109	☐	The signature of every director, and proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity)	Not applicable
110	☐	The date the information memorandum is signed	Not applicable

+ Refer chapter 19 for defined terms.

111(a)	☐	Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director or proposed director of the entity (in the case of a trust, the responsible entity), in the promotion of the entity, or in the property acquired or proposed to be acquired by it	Not applicable
111(b)	☐	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	Not applicable

+ Refer chapter 19 for defined terms.

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
111(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	Not applicable
112(a)	☐	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	Not applicable
112(b)	☐	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	Not applicable
112(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	Not applicable
113	☐	A statement that ASX does not take any responsibility for the contents of the information memorandum	Not applicable
114	☐	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	Not applicable
115	☐	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	Not applicable

+ Refer chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
116	☐	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	Not applicable
117	☐	A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated. • A material statement in the information memorandum is misleading or deceptive. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new circumstance has arisen and it would have been required to be included in the information memorandum	Not applicable

Information contained in the supplementary information memorandum

118	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity). • The date the supplementary information memorandum is signed.	Not applicable

Evidence if supplementary information memorandum is issued

119	☐	Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum.	Not applicable

+ Refer chapter 19 for defined terms.

Other information

All entities

			Where is the information or document to be found? (eg, prospectus cross reference)
120	☐	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	Not applicable
121	☑	Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	Refer Prospectus Sections 12.10.1.3 and 12.10.1.4.
122	☐	A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	Not applicable
123	☑	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	All material information is disclosed in the Prospectus.
123A	☐	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the +official list at the date of its application for admission, unless ASX agrees otherwise. Example: ASX may agree otherwise if the entity was recently incorporated.	Not applicable

Mining exploration entities

124	☐	A map or maps of the mining tenements prepared by a qualified +person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified +person and the report to which they relate.	Not applicable

125 Deleted 1/7/97

+ Refer chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
126	☐	A schedule of +mining tenements prepared by a qualified person. The schedule must state in relation to each +mining tenement: the geographical area where the +mining tenement is situated; the nature of the title to the +mining tenement; whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and the +person in whose name the title to the +mining tenement is currently held.	Not applicable
127	☐	If the entity has +acquired an interest or entered into an agreement to +acquire an interest in a +mining tenement from any +person, a statement detailing the date of the +acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	Not applicable
128	☐	A financial statement by the directors (if a trust, the directors of the responsible entity) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each +mining tenement or, where appropriate, each group of tenements	Not applicable
129	☐	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and +ore reserves	Not applicable

+ Refer chapter 19 for defined terms.

Part 3 - Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1 Our admission to the +official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. +Quotation of our +securities is in ASX's absolute discretion. ASX may quote our +securities on any conditions it decides. Our removal from the +official list or the suspension or ending of +quotation of our +securities is in ASX's absolute discretion. ASX is entitled immediately to suspend +quotation of our +securities or remove us from the +official list if we break this agreement, but the absolute discretion of ASX is not limited.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law, and is not for an illegal purpose.

- There is no reason why the +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 601MB(1), 737, 738, 992A, 992AA or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

+ Refer chapter 19 for defined terms.

5 We will comply with the listing rules that are in force from time to time, even if +quotation of our +securities is deferred, suspended or subject to a +trading halt.

6 The listing rules are to be interpreted:

- in accordance with their spirit, intention and purpose;
- by looking beyond form to substance; and
- in a way that best promotes the principles on which the listing rules are based.

7 ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application or of its own accord.

8 A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9 In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence as the original.

10 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- We will satisfy the +technical and performance requirements of the +approved CS facility and meet any other requirements the +approved CS facility imposes in connection with approval of our +securities.
- When +securities are issued we will enter them in the +approved CS facility's subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of the +securities for which +quotation is sought.

+ Refer chapter 19 for defined terms.

11 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility, we confirm that either:

- ☐ we have given a copy of this application to the +approved CS facility in accordance with the operating rules of the +approved CS facility ; or
- ☑ we ask ASX to forward a copy of this application to the +approved CS facility.

12 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of +CDIs.
- We will make sure that +CDIs are issued over +securities if the holder of quoted +securities asks for +CDIs.

13 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- ☐ we have given a copy of this application to the approved CS facility in accordance with the operating rules of the +approved CS facility; or
- ☐ we ask ASX to forward a copy of this application to the +approved CS facility.

+ Refer chapter 19 for defined terms.

Dated: 3 March 2006

Signed by Dyno Nobel Limited:

DYNO NOBEL LIMITED ACN 117 733 463 Common Seal

Director Signature

~~Director~~/Secretary Signature

PETER RICHARDS

Print Name

RICHARD SHEA.

Print Name

+ Refer chapter 19 for defined terms.

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	3704
CONNECTION TEL	1300300577
SUBADDRESS	
CONNECTION ID	
ST. TIME	20/03 11:01
USAGE T	05'39
PGS.	22
RESULT	OK

Rules 1.1 Cond 3, 1.7

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:

1. Application for admission to the +official list;
2. Information to be completed; and
3. Agreement to be completed.

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Part 1 - Application for admission to the official list

Name of entity	ABN
Dyno Nobel Limited (*Dyno Nobel*)	44 117 733 463

We (the entity) apply for admission to the +official list of Australian Stock Exchange Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

2 +Main class of +securities

Number	+Class

ASX

AUSTRALIAN STOCK EXCHANGE

COMMENCEMENT OF OFFICIAL QUOTATION-
DYNO NOBEL LIMITED

It is anticipated that Dyno Nobel Limited (the "Company") will be admitted to the official list of Australian Stock Exchange Limited on the morning of Friday, 7 April 2006.

Official quotation of the Company's securities is expected to commence at 11.00 AM EST on Friday, 7 April 2006 on a conditional and deferred basis.

Quoted Securities:	805,941,281 ordinary securities fully paid
ASX Code:	DXL
Time:	11.00 AM EST
SEATS Abbreviation:	DYNONOBEL
ISIN:	AU000000DXL6
Home Branch:	Sydney
GICS:	1510 Materials
Registered Office:	Level 20, AGL Centre 111 Pacific Highway North Sydney NSW 2060 Phone:- (02) 9968 9000 Fax:- (02) 9964 0170 Web: www.dynonobel.com
Company Secretary:-	Richard Michael Shea
Share Registry:	Computershare Investor Services Pty Ltd Level 3 60 Carrington Street Sydney, NSW 2000 Phone:- 1300 855 080 Fax:- (02) 8234 5050
State of Incorporation:	Victoria
Balance date:	31 December

ASX

Issue price: The Institutional offer price indicative range is $1.89 to $2.27 per ordinary share, but the Final Price will be determined by bookbuild and announced to the market on Friday, 7 April 2006. The price to be paid by retail applicants is the lower of $2.27 and the Final Price.

Joint Lead Managers: Macquarie Equity Capital Markets Limited

Credit Suisse (Australia) Limited

CHESS: Participating. The Company will also operate an issuer sponsored subregister.

Dividend Policy: Refer page 22 of the Prospectus dated 1 March 2006.

Activities: The Company is a manufacturer and distributor of commercial explosives in North America and Australia.

CONDITIONAL AND DEFERRED SETTLEMENT TRADING

The Company has requested that a conditional trading market be provided pursuant to ASX Market Rule 16.9. The condition for the conditional market specified by the Company is as follows.

(a) Initial settlement (that is settlement in respect of all, or substantially all, of the shares the subject of the offer occurring under the offer management agreement and associated settlement support arrangements); and

(b) The allotment and transfer of shares to successful applicants,

(together, "Settlement").

In accordance with Market Rule 16.9, ASX has agreed to provide a conditional market in the Company's securities. The Company's securities will be placed in pre-open at 8.30 AM EST on 7 April 2006 and trading will commence on a conditional and deferred settlement basis at 11.00 AM EST on 7 April 2006.

The letters "CT" will be displayed in the Basis of Quotation field of SEATS to facilitate identification of the Company's securities trading on a conditional basis. Market Participants should note that because no Special Market has been created within SEATS, Signal B trade messages will not contain explicit Conditional Trading Basis of Quotation. This information will be identified in the Daily Diary and Signal E.

The Company is required to advise ASX immediately of the fulfilment or non-fulfilment of the condition for the conditional market. Notification as to when trading will become unconditional will be made in accordance with the Market Rules. The market will be advised by ASX market release when the condition of the conditional market has been met and when the stock will commence trading on an unconditional basis. The market will not be purged.

In the case of fulfilment of the condition ASX will issue a further Circular to Participants confirming trading arrangements and the despatch date. At this stage, the conditions for the conditional market are expected to be met on Tuesday, 11 April 2006. The Company has agreed to a despatch date of Wednesday, 12 April, which will mean that the first settlement date will be Thursday, 20 April 2006.

CONTRACT NOTES FOR CONDITIONAL SALES AND PURCHASES

While it is the Participant's responsibility to obtain their own advice concerning the appropriate words that should appear on a contract note for a conditional sale or purchase, the endorsement suggested below may be considered for contract notes for conditional transactions in the Company's securities.

"This contract is conditional upon notification being received by ASX by the close of business Tuesday, 11 April 2006 that the condition for the conditional market has been fulfilled. If the condition is not fulfilled, this contract shall be cancelled without any liability whatsoever other than for the return of any money paid in connection with the settlement of the contract."

Advice should also be provided to clients to ensure that they understand the full ramifications of conditional trading.

INDICATIVE KEY DATES

This timetable has been prepared on the basis that the condition for the conditional market is satisfied by Tuesday, 11 April 2006. If the condition is not satisfied on Tuesday, 11 April 2006, but is satisfied prior to the close of business on Wednesday, 26 April 2006, the dates in this timetable will be revised and a new timetable will be released to the market.

If the condition is not fulfilled, shares will not be issued and all conditional trades that have occurred since Friday, 7 April 2006 will be cancelled.

Event	Date
Institutional offer closes	Wednesday, 5 April 2006 at 12.00 PM AEST
Final Pricing and Allocation Announcement Commencement of Official Quotation on a conditional and deferred settlement basis – 11.00 AM EST (ASX Code: DXL)	Friday, 7 April 2006
Issue and transfer of shares under the Offer Condition expected to be fulfilled (trading becomes unconditional on a deferred settlement basis)	Tuesday, 11 April 2006
Expected Despatch Date and last day of deferred settlement trading	Wednesday, 12 April 2006
First day of trading on a normal T+3 basis	Thursday, 13 April 2006
First settlement date for all trades conducted on a conditional and deferred settlement basis between Friday, 7 April 2006 and Tuesday, 11 April 2006 and all trades on an unconditional and deferred settlement basis on Wednesday, 12 April 2006 and all trades conducted onb a normal t+3 basis on 13 April 2006.	Thursday, 20 April 2006

For further information please refer to the Company's prospectus dated 1 March 2006.

ASX Contact	Kate Kidson
Business Unit	Companies Melbourne
Ext.No:	8831
Date:	5 April 2006

No:

ASX
AUSTRALIAN STOCK EXCHANGE

ASX Circular

Date: 5 April 2006

Key topics
1. Dyno Nobel Limited
2. ASX Code:- DXL
3. Quotation anticipated to commence at 11.00 AM EST on Friday, 7 April 2006 on a conditional and deferred settlement basis

Reading List
Banks
Client Advisers
Compliance Managers
Corporate Advisory
DTR Operators
Issuers
Institutions
Managing Directors
ASTC Participants
Office Managers
Operations Managers (back office)
Research Analysts

Contact
Kate Kidson

Telephone
(03) 9617 7831

Australian Stock Exchange Ltd
ABN 98 008 624 691
Exchange Centre
20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square NSW 1215

Internet: http://www.asx.com.au

AMENDED CIRCULAR - DYNO NOBEL LIMITED - COMMENCEMENT OF OFFICIAL QUOTATION

Please ignore circular 157/06.

It is anticipated that Dyno Nobel Limited (the "Company") will be admitted to the official list of Australian Stock Exchange Limited on the morning of Friday, 7 April 2006.

Official quotation of the Company's securities is expected to commence at 11.00 AM EST on Friday, 7 April 2006 on a conditional and deferred basis.

Quoted Securities:	805,941,281 ordinary securities fully paid
ASX Code:	DXL
Time:	11.00 AM EST
SEATS Abbreviation:	DYNONOBEL
ISIN:	AU000000DXL6
Home Branch:	Sydney
GICS:	1510 Materials
Registered Office:	Level 20, AGL Centre 111 Pacific Highway North Sydney NSW 2060 Phone:- (02) 9968 9000 Fax:- (02) 9964 0170 Web: www.dynonobel.com
Company Secretary:-	Richard Michael Shea
Share Registry:	Computershare Investor Services Pty Ltd Level 3 60 Carrington Street Sydney, NSW 2000 Phone:- 1300 855 080 Fax:- (02) 8234 5050
State of Incorporation:	Victoria
Balance date:	31 December

Issue price: The Institutional offer price indicative range is $1.89 to $2.27 per ordinary share, but the Final Price will be determined by bookbuild and announced to the market on Friday, 7 April 2006. The price to be paid by retail applicants is the Final Price.

Joint Lead Managers: Macquarie Equity Capital Markets Limited

Credit Suisse (Australia) Limited

CHESS: Participating. The Company will also operate an issuer sponsored subregister.

Dividend Policy: Refer page 22 of the Prospectus dated 1 March 2006.

Activities: The Company is a manufacturer and distributor of commercial explosives in North America and Australia.

CONDITIONAL AND DEFERRED SETTLEMENT TRADING

The Company has requested that a conditional trading market be provided pursuant to ASX Market Rule 16.9. The condition for the conditional market specified by the Company is as follows.

(a) Initial settlement (that is settlement in respect of all, or substantially all, of the shares the subject of the offer occurring under the offer management agreement and associated settlement support arrangements); and

(b) The allotment and transfer of shares to successful applicants,

(together, "Settlement").

In accordance with Market Rule 16.9, ASX has agreed to provide a conditional market in the Company's securities. The Company's securities will be placed in pre-open at 8.30 AM EST on 7 April 2006 and trading will commence on a conditional and deferred settlement basis at 11.00 AM EST on 7 April 2006.

The letters "CT" will be displayed in the Basis of Quotation field of SEATS to facilitate identification of the Company's securities trading on a conditional basis. Market Participants should note that because no Special Market has been created within SEATS, Signal B trade messages will not contain explicit Conditional Trading Basis of Quotation. This information will be identified in the Daily Diary and Signal E.

The Company is required to advise ASX immediately of the fulfilment or non-fulfilment of the condition for the conditional market. Notification as to when trading will become unconditional will be made in accordance with the Market Rules. The market will be advised by ASX market release when the condition of the conditional market has been met and when the stock will commence trading on an unconditional basis. The market will not be purged.

In the case of fulfilment of the condition ASX will issue a further Circular to Participants confirming trading arrangements and the despatch date. At this stage, the conditions for the conditional market are expected to be met on Tuesday, 11 April 2006. The Company has agreed to a despatch date of Wednesday, 12 April, which will mean that the first settlement date will be Thursday, 20 April 2006.

CONTRACT NOTES FOR CONDITIONAL SALES AND PURCHASES

While it is the Participant's responsibility to obtain their own advice concerning the appropriate words that should appear on a contract note for a conditional sale or purchase, the endorsement suggested below may be considered for contract notes for conditional transactions in the Company's securities.

"This contract is conditional upon notification being received by ASX by the close of business Tuesday, 11 April 2006 that the condition for the conditional market has been fulfilled. If the condition is not fulfilled, this contract shall be cancelled without any liability whatsoever other than for the return of any money paid in connection with the settlement of the contract."

Advice should also be provided to clients to ensure that they understand the full ramifications of conditional trading. No:

INDICATIVE KEY DATES

This timetable has been prepared on the basis that the condition for the conditional market is satisfied by Tuesday, 11 April 2006. If the condition is not satisfied on Tuesday, 11 April 2006, but is satisfied prior to the close of business on Wednesday, 26 April 2006, the dates in this timetable will be revised and a new timetable will be released to the market.

If the condition is not fulfilled, shares will not be issued and all conditional trades that have occurred since Friday, 7 April 2006 will be cancelled.

Event	Date
Institutional offer closes	Wednesday, 5 April 2006 at 12.00 PM AEST
Final Pricing and Allocation Announcement Commencement of Official Quotation on a conditional and deferred settlement basis – 11.00 AM EST (ASX Code: DXL)	Friday, 7 April 2006
Issue and transfer of shares under the Offer Condition expected to be fulfilled (trading becomes unconditional on a deferred settlement basis)	Tuesday, 11 April 2006
Expected Despatch Date and last day of deferred settlement trading	Wednesday, 12 April 2006
First day of trading on a normal T+3 basis	Thursday, 13 April 2006
First settlement date for all trades conducted on a conditional and deferred settlement basis between Friday, 7 April 2006 and Tuesday, 11 April 2006 and all trades on an unconditional and deferred settlement basis on Wednesday, 12 April 2006 and all trades conducted onb a normal t+3 basis on 13 April 2006.	Thursday, 20 April 2006

For further information please refer to the Company's prospectus dated 1 March 2006.

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

6 April 2006

Dyno Nobel Limited

ADMISSION TO OFFICIAL LIST

It is anticipated that Dyno Nobel Limited (the "Company") will be admitted to the official list of Australian Stock Exchange Limited ("ASX") on the morning of Friday, 7 April 2006.

Further to market circular 161/06 it is advised that the Company's securities will be placed in pre-open at 7.00 AM EST on 7 April 2006 and trading will commence on a conditional and deferred settlement basis at 11.00 AM EST on 7 April 2006.

Security Code: DXL

Kate Kidson
Senior Companies Adviser

DYNO
Dyno Nobel

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 20, AGL Centre
111 Pacific Highway
North Sydney NSW 2060

7 April 2006

Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASX Announcement – Pre-Quotation Disclosure

Please see attached announcement to Australian Stock Exchange Limited.

Yours sincerely

RICHARD M. SHEA
Company Secretary

DYNO
Dyno Nobel

ASX Announcement

Dyno Nobel Limited
(ABN 44 117 733 463)

Pre-Quotation Disclosure

The following information is provided by Dyno Nobel Limited (***Dyno Nobel***) to Australian Stock Exchange Limited (***ASX***) for release to the market in connection with the official quotation and conditional trading of the fully paid ordinary shares in Dyno Nobel (***Dyno Nobel Shares***) in connection with the initial public offering of Dyno Nobel Shares (the ***Offer***) pursuant to the Prospectus dated 1 March 2006 (***Prospectus***).

Final Price

The price paid by applicants under the Retail Offer and the Institutional Offer (the ***Final Price***) is A$2.37 per Dyno Nobel Share.

Basis of Allocation and Procedure for Determining Entitlements

The basis of allocation of Dyno Nobel Shares pursuant to the Offer is as follows:

Retail Offer

- <u>*General Offer*</u>

  Valid applications under the General Offer have been significantly scaled back. Valid applications under the General Offer have been allocated 843 Dyno Nobel Shares each at the Final Price.

  The basis of allocation and the procedures by which applicants may determine their precise allocations are described in the attached advertisement to be published in *The Australian Financial Review*, *The Australian*, *The Brisbane Courier Mail*, *The Sydney Morning Herald*, *The Melbourne Age*, *The Adelaide Advertiser*, *The West Australian*, *The Canberra Times*, *The NT News* and *The Hobart Mercury* on 7 April 2007.

  Applicants under the General Offer may confirm their allocations by telephoning the Dyno Nobel Offer Information Line on 1800 502 497 from 8.30am (AEST) on 7 April 2006.

  Applications received after the close of the Offer, or that were accompanied by cheques that were subsequently dishonoured, have not been allocated any Dyno Nobel Shares. Multiple applications submitted by the same person have been aggregated for the purposes of the scale back.

DYNO
Dyno Nobel

- *Broker Firm Offer*

  Valid applications under the Broker Firm Offer have been accepted in full, subject to the size of each Broker's overall firm allocation (of which brokers have been notified). Broker Firm Applicants should confirm their allocations with their adviser.

Institutional Offer

Successful Applicants under the Institutional Offer have been advised of their allocations by the Joint Lead Managers.

Conditions for the Conditional Market

Dyno Nobel Shares are expected to commence trading on ASX on 7 April 2006 at 11am (AEST) on a conditional and deferred settlement basis under the code 'DXL'.

The condition for the conditional market on ASX is initial settlement (that is, settlement in respect of all, or substantially all, of the Dyno Nobel Shares the subject of the Offer occurring under the Offer Management Agreement and associated settlement support arrangements).

It is expected that this condition will be satisfied on or about 11 April 2006.

Trading on ASX will then be on an unconditional but deferred settlement basis until Dyno Nobel has advised ASX that initial holding statements have been despatched to shareholders. Trading on ASX is expected to commence on a normal settlement basis on or about 13 April 2006.

If settlement has not occurred within 14 days (or such longer period as ASX allows) after the day Dyno Nobel Shares are first quoted on ASX, the Offer and all contracts arising on acceptance of applications and bids will be cancelled and of no further effect and all application monies will be refunded (without interest). In these circumstances, all purchases and sales made through ASX participating organisations during the conditional trading period will be cancelled and of no effect.

Number of Dyno Nobel Shares to be issued under the Offer

A total of 451,832,493 Dyno Nobel Shares will be issued under the Offer, as follows:

	Number of Dyno Nobel Shares
Retail Offer	
General Offer	2,760,825
Broker Firm Offer	157,707,184
Institutional Offer	291,364,484
TOTAL	**451,832,493**

Amount Raised

The total amount raised under the Offer will be approximately A$1.071 billion.

Issue of Shares to Existing Investors

As described in Section 3.2 of the Prospectus, a total of 346,339,155 Dyno Nobel Shares and 244,746,107 fully paid convertible redeemable preference shares in Dyno Nobel (***CRPS***) have been issued to the members of the equity consortium that acquired the global Dyno Nobel business in 2005 (the ***Existing Investors***).

As described in Section 3.2 of the Prospectus, the CRPS will be redeemed shortly after settlement, and each CRPS will be redeemed at the Final Price.

Issue of Shares to Management Investors

As described in Section 3.12 of the Prospectus, certain members of the Dyno Nobel management team (the ***Management Investors***) will be issued with Dyno Nobel Shares under and in connection with the Offer. A total of 7,769,632 Dyno Nobel Shares will be issued to the Management Investors.

Of these:

- A total of 5,870,898 Dyno Nobel Shares will be issued to the Management Investors pursuant to their investment described in Section 3.12.1 of the Prospectus. These Dyno Nobel Shares are subject to voluntary escrow restrictions (described in Section 3.12.3 of the Prospectus) which expire on the first anniversary of the date of issue of Dyno Nobel Shares under the Offer (expected to be 12 April 2007).
- A total of 1,898,734 Dyno Nobel Shares will be issued to the Management Investors pursuant to the Offering Bonuses described in Section 3.12.2 of the Prospectus. These Dyno Nobel Shares are subject to voluntary escrow restrictions (described in Section 3.12.3 of the Prospectus) which expire 18 months after the date of issue of Dyno Nobel Shares under the Offer (expected to be 12 October 2007).

Intended Date of Allotment and Despatch

The intended date of allotment of new Dyno Nobel Shares is 12 April 2006.

Shareholder holding statements are expected to be despatched on 12 April 2006. Refund cheques for General Offer applicants in the amount of any unfulfilled application monies are expected to be despatched on 12 April 2006.

Indicative Top 20 Shareholder List

An indicative statement of the 20 largest holders of Dyno Nobel Shares is attached.

Indicative Distribution Schedule

An indicative distribution schedule of the number of Dyno Nobel Shares is attached in the form contained in Appendix 1A, paragraph 48.

DYNO
Dyno Nobel

Acquisition of Dyno Nobel Holding ASA

Dyno Nobel confirms that it has completed the acquisition of Dyno Nobel Holding ASA, the holding company of the Dyno Nobel Businesses.

RICHARD M. SHEA
Company Secretary
Dyno Nobel Limited

7 April 2006

DYNO
Dyno Nobel

Form of Advertisement of Final Pricing and Allocation Policy

Dyno Nobel Limited Initial Public Offer

FINAL PRICE AND ALLOCATION POLICY

IMPORTANT NOTICE TO ALL APPLICANTS UNDER THE
DYNO NOBEL LIMITED INITIAL PUBLIC OFFER

The Dyno Nobel Limited ("Dyno Nobel") Retail Offer closed on Friday 31 March 2006 and the Dyno Nobel Institutional Offer closed on Wednesday 5 April 2006.

Final Price

The Final Price to be paid by Applicants under the Retail and Institutional Offers is A$2.37 per Share. Applicants under the Retail Offer will receive a refund where their Application was rejected or scaled back.

The total proceeds from the Initial Public Offer will be approximately A$1.07 billion.

Allocation Policy

Valid applications under the Broker Firm Offer have been accepted in full, subject to the size of each broker's overall firm allocation. Broker Firm Applicants should confirm their allocations with their adviser.

Valid applications under the General Offer have been significantly scaled back. Valid applications under the General Offer have been allocated 843 Shares each at the Final Price.

Applicants under the Retail Offer should confirm their allocations by telephoning the Dyno Nobel Offer Information Line on 1800 502 497 from 8.30am (AEST) today.

Applications received after the close of the Offer, or that were accompanied by cheques that were subsequently dishonoured, have not been allocated any Dyno Nobel Shares. Multiple applications submitted by the same person have been aggregated for the purposes of the scale back.

Successful Applicants under the Institutional Offer have been advised of their allocations by the Joint Lead Managers.

All applicants are responsible for confirming the number of Dyno Nobel Shares allocated to them prior to selling any Dyno Nobel Shares. Applicants who sell Dyno Nobel Shares before receiving their allotment confirmation do so at their own risk.

Conditional and Deferred Settlement Trading of Dyno Nobel Shares

Dyno Nobel Shares are expected to commence trading on ASX today, Friday 7 April 2006, at 11.00am (AEST) on a conditional and deferred settlement basis under the ASX code of DXL. Conditional trading will continue until Dyno Nobel has advised ASX that settlement of the issue of Shares under the Offer has occurred (as described in Section 3.14 of the Dyno Nobel Prospectus), which is expected to be on or about Tuesday, 11 April 2006. Trading on ASX will then be on an unconditional but deferred settlement basis until Dyno Nobel has advised ASX that initial holding statements have

DYNO
Dyno Nobel

been despatched to Shareholders, which is expected to be on or about Wednesday, 12 April 2006. Trading on a normal settlement basis is expected to commence on or about Thursday, 13 April 2006.

Refund Cheques

Cheques relating to the refund of Application Monies are expected to be dispatched on Wednesday 12 April 2006.

Further information

Applicants with any questions regarding the Dyno Nobel Initial Public Offer should contact the Dyno Nobel Offer Information Line on **1800 502 497** (from within Australia) or **+61 3 9415 4288** (from outside Australia).

This notice contains general information only and does not take into account the investment objectives, financial situation or particular needs of individual investors. Investors should obtain their own independent advice from a qualified financial adviser having regard to their own investment objectives, financial situation and needs. This notice does not constitute an offer of securities for sale in the United States. Dyno Nobel Shares have not been and will not be registered under the U.S. Securities Act of 19933, as amended (the Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

DYNO
Dyno Nobel

Indicative Top 20 Shareholder List

	Shareholder	Shares	Percentage
1.	Westpac Nominees Pty Ltd	93,891,914	11.65%
2.	National Nominees Pty Ltd	93,891,914	11.65%
3.	Citicorp Nominees Pty Ltd	81,372,992	10.10%
4.	HSBC Bank Australia Pty Ltd	75,113,531	9.32%
5.	JPMorgan Chase Nominees Pty Ltd	62,594,609	7.77%
6.	ANZ Nominees Pty Ltd	43,816,226	5.44%
7.	Goldman Sachs JBWere	31,297,304	3.88%
8.	Cogent Nominees Pty Ltd	31,297,304	3.88%
9.	RBC Nominees Pty Ltd	31,297,304	3.88%
10.	UBS AG Australia	12,518,921	1.55%
11.	Invia Custodian Pty Ltd	12,518,921	1.55%
12.	Fortis Clearing Sydney Pty Ltd	6,259,460	0.78%
13.	Commonwealth Securities Ltd	6,259,460	0.78%
14.	Deutsche Asset Management	6,259,460	0.78%
15.	JPMorgan Securities Australia Ltd	6,259,460	0.78%
16.	Equity Trustees Pty Ltd	6,259,460	0.78%
17.	Asguard Capital Management Ltd	6,259,460	0.78%
18.	Tyndall Investors Pty Ltd	6,259,460	0.78%
19.	MF Custodians Pty Ltd	6,259,460	0.78%
20.	Perpetual Trustees Pty Ltd	6,259,460	0.78%

Total number of issued shares	805,941,281
Top 20 as % of issued shares	77.69%

Indicative Distribution of Shareholdings

Number of shares held	Number of holders	% of holders	Number of ordinary shares	% of issued capital
1 to 1,000	3,548	23.3	2,988,287	0.4
1,001 to 5,000	4,978	32.7	16,314,080	2.0
5,001 to 10,000	3,038	20.0	22,873,147	2.8
10,001 to 100,000	3,251	21.4	73,323,055	9.1
100,001 and over	395	2.6	690,442,712	85.7
Total	**15,210**	**100.0**	**805,941,281**	**100.0**

82- 34952

DYNO
Dyno Nobel

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 20, AGL Centre
111 Pacific Highway
North Sydney NSW 2060

7 April 2006

Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASX Announcement

Issue of Options under the Executive Share Option Plan

As foreshadowed in the Company's Prospectus, the Board has considered the implementation of equity-based employee incentive schemes to assist in the attraction, motivation and retention of employees at all levels.

Consistent with this approach, the Board has resolved to issue 19,625,000 Options to members of its management team (including the CEO, MR Peter Richards) under the Executive Share Option Plan described in the Prospectus.

All Options have been issued on the same terms and conditions. The Options have an exercise price of A$2.37 (equal to the Final Price under the Company's IPO) and have been issued subject to the performance conditions and exercise restrictions described in Section 12.4.2 of the Prospectus.

Attached is an Appendix 3B Announcement relating to the issue of Options.

Yours sincerely

RICHARD M. SHEA
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Dyno Nobel Limited (the ***Company***)

ABN

44 117 733 463

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to subscribe for fully paid ordinary shares (***Options***) issued under the Company's Executive Share Option Plan (***ESOP***) described in Section 12.4.1 of the Company's prospectus dated 1 March 2006 (the ***Prospectus***). This issue includes the issue of Options to the Chief Executive Officer, Mr Peter Richards, as well as other members of management.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,625,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	All Options are issued under the ESOP and on the terms described in Section 12.4.2 of the Prospectus. Each Option has an exercise price of A$2.37. The Options are subject to the performance conditions and exercise restrictions described in Section 12.4.2 of the Prospectus. Each recipient receives their Options in three equal tranches. Tranche 1 of the Options expire on 31 December 2010, Tranche 2 of the Options expire on 31 December 2011 and Tranche 3 of the Options expire on 31 December 2012.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. Options are not quoted securities and do not confer the right to participate in dividends or new issues of shares. If and when an Option is exercised, the resulting ordinary shares will rank equally with all other issued ordinary shares.
5	Issue price or consideration	Issue Price – Nil. Exercise Price – A$2.37 per Option.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To assist in the attraction, motivation and retention of the Company's employees.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 April 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	805,941,281	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,625,000 244,746,107	Options Convertible redeemable preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	Not applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 April 2006
(Company secretary)

Print name: RICHARD M. SHEA

== == == == ==

+ See chapter 19 for defined terms.

DYNO
Dyno Nobel

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 20, AGL Centre
111 Pacific Highway
North Sydney NSW 2060

7 April 2006

Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASX Announcement
Appointment of Additional Company Secretary

In accordance with ASX Listing Rule 3.16.1, the Company advises that Mr Mark Vale has been appointed as an additional Company Secretary of Dyno Nobel Limited effective from 7 April 2006.

Yours sincerely

RICHARD M. SHEA
Company Secretary

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 20, AGL Centre
111 Pacific Highway
North Sydney NSW 2060

11 April 2006

Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASX Announcement
Settlement of Offer – Satisfaction of Condition for Conditional Market

I refer to the Company's pre-quotation disclosure announcement released to the market on 7 April 2006.

The Company confirms that initial settlement (that is, settlement in respect of all, or substantially all, of the Company's Shares the subject of the Offer occurring under the Offer Management Agreement and associated settlement support arrangements) has occurred.

Accordingly, the condition to the conditional market has been satisfied.

Yours sincerely

RICHARD M. SHEA
Company Secretary

No:

ASX
AUSTRALIAN STOCK EXCHANGE

ASX Circular

Date: 11 April 2006

Key topics

1. Dyno Nobel Limited
2. ASX Code: DXL
3. Satisfaction of conditions for conditional market

Reading List

Banks
Client Advisers
Compliance Managers
Corporate Advisory
DTR Operators
Issuers
Institutions
Managing Directors
ASTC Participants
Office Managers
Operations Managers (back office)
Research Analysts

Contact

Kate Kidson

Telephone

(03) 9617 7831

Australian Stock Exchange Ltd
ABN 98 008 624 691
Exchange Centre
20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square NSW 1215

Internet: http://www.asx.com.au

DYNO NOBEL LIMITED - SATISFACTION OF CONDITIONS FOR CONDITIONAL MARKET

Further to ASX's Circular to Market Participants on 5 April 2006 numbered 161/06, following advice from Dyno Nobel Limited (the "Company") today, 11 April 2006 of the satisfaction of the conditions for the conditional market, ASX advises that the Company's securities have now commenced trading on an unconditional but deferred settlement basis. The "CT" tag attached to the Company's securities trading on SEATS has now been removed.

The Company anticipates despatch of holding statements to occur on Wednesday, 12 April 2006. Accordingly, the first day of trading on a normal T+3 basis is expected to be Thursday, 13 April 2006.

KEY DATES

Event	Date
Conditions fulfilled Trading on an unconditional but deferred settlement basis ASX Code:- DXL	Tuesday, 11 April 2006
Despatch date and last day of deferred settlement trading	Wednesday, 12 April 2006
First day of trading on a normal T+3 basis	Thursday, 13 April 2006
First Settlement Date	Thursday, 20 April 2006

DYNO
Dyno Nobel

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 20, AGL Centre
111 Pacific Highway
North Sydney NSW 2060

12 April 2006

Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASX Announcement
Lodgement of Appendix 3X – Initial Director's Interest Notices

In accordance with Listing Rule 3.19A.1 and as agent for each Director of the Company for the purposes of section 205G of the Corporations Act 2001 (Cth), I enclose a completed Appendix 3X in relation to each Director.

Yours sincerely

RICHARD M. SHEA
Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Dyno Nobel Limited	
ABN 44 117 733 463	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rodney Harold Keller
Date of appointment	21/02/2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 21,097 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Dyno Nobel Limited	
ABN 44 117 733 463	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Allan Tomlinson
Date of appointment	16/02/2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 42,194 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Dyno Nobel Limited	
ABN 44 117 733 463	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Muir
Date of appointment	16/02/2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 42,194 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Dyno Nobel Limited	
ABN 44 117 733 463	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Anthony Walsh
Date of appointment	16/02/2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Manonde Investments Pty Limited	42,194 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Dyno Nobel Limited	
ABN 44 117 733 463	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Ian Richards
Date of appointment	16/02/2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 3,809,154 fully paid ordinary shares 5,000,000 options issued under the Company's Executive Share Option Plan

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Dyno Nobel Limited	
ABN 44 117 733 463	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ralph Harold Harnett
Date of appointment	16/02/2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 42,194 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

QUEENSLAND AMMONIUM NITRATE FEASIBILITY STUDY

Dyno Nobel, together with its joint venture partner CSBP Limited, a subsidiary of Wesfarmers Limited, has conducted a feasibility study into the construction of an additional 250,000 tonnes per annum ammonium nitrate plant at the existing Queensland Nitrates ("QNP") ammonium nitrate production facility at Moura in Queensland.

Indications from construction consortia on the potential cost of the expansion have now been received. As with many capital projects in the current climate, strong demand for labour and high prices associated with steel and other inputs has resulted in a significant escalation of the likely capital cost over the course of the study.

Dyno Nobel and CSBP have elected not to proceed with the expansion in its current form, and will evaluate other options for the expansion of ammonium nitrate capacity in the region. QNP continues to enjoy the support of key customers in the Queensland market.

DYNO
Dyno Nobel

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 20, AGL Centre
111 Pacific Highway
North Sydney NSW 2060

12 April 2006

Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASX Announcement
Dispatch of Shareholding Statements

I refer to the Company's pre-quotation disclosure announcement released to the market on 7 April 2006.

The Company confirms that initial holding statements have been despatched today to successful applicants under the Offer.

Attached are copies of the following materials that were dispatched:

- Letter to Shareholders.
- Allotment and Refund Advice.
- CHESS Allotment Confirmation Notice.
- Issuer Sponsored Holding Statement.
- Annual Report and Tax File Numbers, Australian Business Numbers or Exemption Form.
- Direct Credit Form (for dividends).

Yours sincerely

RICHARD M. SHEA
Company Secretary

DYNO
Dyno Nobel
ABN 44 117 733 463

Computershare

Investor Services

Computershare Investor Services Pty Limited
ABN 48 078 279 277
Level Three 60 Carrington Street Sydney
New South Wales 2000 Australia
GPO Box 7045 Sydney
New South Wales 2001 Australia
Telephone 61 2 8234 5000
Facsimile 61 2 8234 5050
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

12 April 2006

Dear Shareholder

Dyno Nobel Limited - Initial Public Offer

On behalf of the Board of Directors of Dyno Nobel Limited (DXL), I would like to welcome you as a shareholder.

We are pleased to advise that your application has been satisfied in full.

Dyno Nobel Limited shares were listed on the Australian Stock Exchange (ASX) on 7 April 2006 (ASX code: DXL) on a conditional and deferred settlement basis and are expected to commence trading on a normal basis on 13 April 2006.

Please find enclosed the following documents:

- If you are an issuer sponsored holder, your Issuer Sponsored Holding Statement is enclosed. In the case of broker sponsored holders, a statement will be sent to you by CHESS in due course;
- Annual Report and Tax File Numbers (TFN), Australian Business Numbers (ABN) or Exemptions form; and
- Direct Credit form (Please note that dividends will only be paid by direct credit).

Where appropriate please complete these forms and return them in the business reply paid envelope provided. If you have any queries regarding the enclosed documentation, please contact the Dyno Nobel Limited Shareholder Information Line on 1800 502 497 or 61 3 9415 4288.

Yours sincerely,

Geoffrey Tomlinson
Chairman

012956 - V3

DYNO
Dyno Nobel
ABN 44 117 733 463

Computershare

Investor Services

Computershare Investor Services Pty Limited
ABN 48 078 279 277
Level Three 60 Carrington Street Sydney
New South Wales 2000 Australia
GPO Box 7045 Sydney
New South Wales 2001 Australia
Telephone 61 2 8234 5000
Facsimile 61 2 8234 5050
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

12 April 2006

Dear Shareholder

Dyno Nobel Limited - Initial Public Offer

On behalf of the Board of Directors of Dyno Nobel Limited (DXL), I would like to welcome you as a shareholder.

The offer was oversubscribed, and unfortunately we were not able to satisfy all applications in full. Details of your allotment and refund monies are enclosed.

Dyno Nobel Limited shares were listed on the Australian Stock Exchange (ASX) on 7 April 2006 (ASX code: DXL) on a conditional and deferred settlement basis and are expected to commence trading on a normal basis on 13 April 2006.

Please find enclosed the following documents:

- If you are an issuer sponsored holder, your Issuer Sponsored Holding Statement is enclosed. In the case of broker sponsored holders, a statement will be sent to you by CHESS in due course;
- Annual Report and Tax File Numbers (TFN), Australian Business Numbers (ABN) or Exemptions form;
- Direct Credit form (Please note that dividends will only be paid by direct credit); and
- A cheque representing your refund monies.

Where appropriate please complete these forms and return them in the business reply paid envelope provided. If you have any queries regarding the enclosed documentation, please contact the Dyno Nobel Limited Shareholder Information Line on 1800 502 497 or 61 3 9415 4288.

Yours sincerely,

Geoffrey Tomlinson
Chairman

DYNO
Dyno Nobel
ABN 44 117 733 463

Computershare
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Incorporated in Australia
ASX code: DXL
Security class: FULLY PAID ORDINARY SHARES

Important: You will need to quote this number and name of issuer for all future dealings in these securities. Keep it safe and confidential.

Allotment and Refund Advice

12 April 2006

Number of Dyno Nobel Limited shares allotted on 12 April 2006	
Application Monies received	
Value of allotted Dyno Nobel shares @ $2.37 per share	
Refund Due	

Please detach and bank promptly
012956 - V2

Cheque No:

National National Australia Bank Limited
345 George Street Branch Sydney NSW

Computershare

Date:

Pay to

The sum of

NOT NEGOTIABLE

Computershare Investor Services Pty Limited
ABN 48078279277 No. 5 Account

Security feature included in this cheque is fine line security pattern; the absence of which could indicate a fraudulent cheque

DYNO
Dyno Nobel
ABN 44 117 733 463

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Incorporated in Australia
ASX code: DXL
Security class: FULLY PAID ORDINARY SHARES

Important: You will need to quote this number and name of issuer for all future dealings in these securities. Keep it safe and confidential.

Tax File Number/ABN:

CHESS Allotment Confirmation Notice

THIS ADVICE CONFIRMS THE ALLOTMENT OF <XXXXX> SHARES ON 12 APRIL 2006 IN DYNO NOBEL LIMITED TO THE ABOVE NAMED AS A RESULT OF THE INITIAL PUBLIC OFFER.

IF THE DETAILS ABOVE ARE INCORRECT, PLEASE ADVISE THIS OFFICE IMMEDIATELY.

DYNO
Dyno Nobel
ABN 44 117 733 463

Computershare
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Incorporated in Australia
ASX code: DXL
Security class: FULLY PAID ORDINARY SHARES

Important: You will need to quote this number and name of issuer for all future dealings in these securities. Keep it safe and confidential.

Tax File Number/ABN:

Issuer Sponsored Holding Statement as at 12 April 2006

Date	Transaction Type	Registry Reference	Quantity On	Quantity Off	Holding Balance
		OPENING BALANCE			
12/04/06	ALLOTMENT				
		CLOSING BALANCE			

The Australian Taxation Office advises you to keep this statement as a permanent record. Disposal of securities by Australian residents may result in Capital Gains Tax. If you would like a copy of "Guide to Capital Gains Tax", published by the ATO, telephone 1300 720 092.

The closing balance shown in this statement is that recorded on the register at the close of business on the statement date.
The closing balance on this statement may not be the current holding balance. Neither the security issuer nor the registrar will be liable for any financial loss incurred by a securityholder who relies on the balance shown without making their own adjustments for any transactions which have yet to be registered.
Please keep this statement for future reference. A fee may be charged for replacement.

Collection and Disclosure Statement

YOUR PERSONAL INFORMATION AND THE ROLE OF THE SECURITIES REGISTRAR

Computershare Investor Services Pty Limited (ABN 48 078 279 277) ("CIS") understands that your privacy is important to you.

In its capacity as registrar for securities issuers ("our clients"), CIS collects personal information. Such information may include your name, address, securityholding balance, tax file number and bank account details. The primary purpose of collection of personal information is for the maintenance of our clients' registers of securityholders, facilitating distribution payments and other corporate actions and communications. If you do not provide complete and accurate information, we may not be able to effectively maintain your securityholding.

The Corporations Act 2001, Privacy Act 1988 and rules such as the ASTC Settlement Rules govern the collection, use and disclosure of your personal information.

Your personal information may be disclosed to the securities issuer, persons inspecting securities registers, bidders for your securities in the context of take-overs, regulatory bodies, including the Australian Tax Office, and authorised securities brokers. Your personal information may also be disclosed to contracted external service providers for the purpose of paying distributions and mailing corporate communications such as notices of meetings, proxy forms, annual reports and other information that our clients may wish to communicate to their securityholders. These disclosures are either required or permitted by the Corporations Act 2001, the ASX Listing Rules, the ASTC Settlement Rules or other legislation.

Under the National Privacy Principles, you can access personal information that we hold about you although there are some exceptions to this. You also have the right to request that we correct information about you which is inaccurate, incomplete or out of date. If you wish to do so, please contact the relevant CIS office at the address set out on the documentation sent to you in relation to your securityholding. If your securityholding is broker sponsored, you need to contact that broker to update your registered name or address.

To ensure the integrity and safety of securityholders' personal information, CIS will only disclose to securityholders such information if our internal procedures are satisfied. In certain cases we may charge you a fee for access to information but we will inform you at the time.

In accordance with the Corporations Act 2001 and subject to compliance with the requirements of the Privacy Act 1988, you may be sent material (including marketing material) approved by the securities issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS on 1300 850 505 or 61 3 9415 4000 outside Australia.

DYNO

Dyno Nobel
ABN 44 117 733 463

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Annual Report and Tax File Numbers (TFN), Australian Business Numbers (ABN) or Exemptions

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3 Where a choice is required, mark the box with an 'X' X

A Annual Report Request

The company will automatically mail you an Annual Report each year unless you elect otherwise.

☐ Please mark this box with an 'X' if you DO NOT wish to receive the company's Annual Report.
You will, however, receive all other securityholder mailings including notices of meetings and proxy forms.

B Tax File Numbers (TFN), Australian Business Numbers (ABN) or Exemptions

Complete this section to provide your TFN and /or to claim the appropriate exemption by quoting the Exemption Code. A Company, Partnership, Trust, Super Fund or an Individual can provide either their TFN, or where the securities are held for a business purpose, their ABN.

INDIVIDUALS/JOINT HOLDERS

TFN of Individual (Securityholder 1) ☐☐☐☐☐☐☐☐☐

TFN of Joint Holder (Securityholder 2 or Securityholder 3) ☐☐☐☐☐☐☐☐☐

Name 1 (Full Name) ☐

Name 2 (Full Name) ☐

☐ Mark this box with an 'X' if Exemption applies

Type of Exemption ☐☐☐☐☐☐☐☐☐

OTHER ENTITIES

TFN of Company, Partnership, Trust or Super Fund ☐☐☐☐☐☐☐☐☐

AND OR

ABN of Company, Partnership, Trust, Super Fund or Individual ☐☐☐☐☐☐☐☐☐☐☐

Company ☐ Partnership ☐ Trust ☐ Super Fund ☐ Other ☐

How to complete this form

A Annual Report Request

Can you help us reduce costs?

We have many securityholders and it is costly for the company to produce and mail Annual Reports.
We are required to automatically mail you a report each year unless you instruct us otherwise.

By marking the box overleaf you can select not to receive a copy of the company's Annual Report.
However, you will still receive all other securityholder mailings including notices of meetings and proxy forms.

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

B Tax File Numbers (TFN), Australian Business Numbers (ABN) or Exemptions

Please record your TFN, ABN or the appropriate exemption information. If you are exempt, but have a TFN, it is safer to provide your TFN in case your circumstances change.

For investments held jointly, details of only two holders are required. If possible, you should give details of those securityholders with a TFN rather than those who are exempt.

For investments held on behalf of another person, such as a child or an aged or invalid person, enter the Trust TFN. If there is no Trust TFN, enter the Trustee's TFN or exemption. Where the investment is held by an adult for a child, the adult is the Trustee.

EXEMPTIONS

For details about who is exempt, please contact the Australian Taxation Office. To claim your exemption, please enter the number of the pension or benefit you receive from the following list:

DESCRIPTION	EXEMPTION CODE	DESCRIPTION	EXEMPTION CODE
Aged Pension	444444441	Carer's Pension	444444442
Invalid Pension	444444441	Non Profit Organisation	555555555
Rehabilitation Allowance	444444442	Service/Veteran's Pension	444444441
Sole Parent's Pension	444444442	Special Benefit	444444442
Widow's Pension	444444442	Wife's Pension	444444442

Collection of Tax File Numbers is authorised and their use and disclosure are strictly regulated by the Tax Laws and the Privacy Act.

It is not an offence to withhold your TFN or, where the securities are held for a business purpose, your ABN. However, if you do not provide your TFN or ABN, tax may be deducted from payments of interest and the unfranked portion of dividends and distributions at the highest marginal rate.

This instruction will be applied in relation to the current and any future securities recorded in the register in respect of the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

FOR MORE INFORMATION ABOUT TAX FILE NUMBERS, AUSTRALIAN BUSINESS NUMBERS AND EXEMPTIONS PLEASE CONTACT THE AUSTRALIAN TAXATION OFFICE ON 1300 720 092.

012056 - V1

Please return the completed form to:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

1AT DXL

DYNO
Dyno Nobel
ABN 44 117 733 463

Computershare
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Use a black pen.
Print in CAPITAL letters inside the grey areas. A B C 1 2 3

Direct Credit

YOU MUST COMPLETE AND SUBMIT THIS FORM IN ORDER TO RECEIVE YOUR DIVIDEND ENTITLEMENTS.

A Request for Direct Crediting of Dividends

Account number

BSB number (eg. 063000)

Name in which account is held (eg. JOHN SMITH)

Name of Australian bank or financial institution

Name of branch or suburb or town

Type of account (eg. cheque, savings, etc.)

DO NOT USE YOUR CREDIT CARD NUMBER
If you are unsure of your BSB number or account number, please check with your bank, building society or credit union.

B Sign Here - This section must be signed for your instructions to be executed.

I/We authorise you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions relating to payments of dividends to which I/we am/are entitled to be paid but do not override any previous Dividend Reinvestment Plan instructions if applicable.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

Day / Month / Year

DXL 13DC 012956 - V1

How to complete this form

A Request for Direct Crediting of Dividends

Complete section A so that we can pay your dividends directly into your nominated Australian bank, credit union or building society account.

Some of the benefits of direct credit of dividends are:

- The service is a fast and efficient way of depositing dividend payments and is not subject to postal delays.
- The risk of loss or theft of cheques is removed.
- A detailed payment advice will be issued to securityholders at the time of each dividend payment.

IMPORTANT: If you do not complete this section or this form is incomplete, unsigned or invalid in any other way, you will not be able to receive your dividend entitlements until such information has been submitted to the company's share registry as required.

Please ensure that any changes to your nominated bank account are advised promptly to the share registry. The Company will not be responsible for any delays in receipt of dividend payments arising from transaction procedures, errors or delays by any Bank or other Financial Institution.

DO NOT USE THE NUMBER QUOTED ON YOUR CREDIT CARD

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

B Signature(s)

If you have completed Section A, you must sign this form as follows in the spaces provided:

Individual:	where the holding is one name, the securityholder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach an originally certified copy of the Power of Attorney to this form when you return it.
Companies:	this form must be signed by a Director, a Company Secretary or Sole Director and Company Secretary. Please indicate the office held by signing on the appropriate space or affix the Company Seal.

012956 - V1

13DC

DXL

Please return the completed form to:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

DYNO
Dyno Nobel

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 20, AGL Centre
111 Pacific Highway
North Sydney NSW 2060

13 April 2006

Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASX Announcement
Top 20 Shareholders and Distribution Schedule

I refer to the Company's pre-quotation disclosure announcement released to the market on 7 April 2006.

Attached are:

- A final statement setting out the names of the twenty largest holders of each class of securities to be quoted, and the number and percentage of each class of securities held by those holders.
- A final distribution schedule of the numbers of holders in each class of security to be quoted in the form contained in Appendix 1A, paragraph 48.

Yours sincerely

RICHARD M. SHEA
Company Secretary

Top 20 Shareholder List

	Shareholder	Shares	Percentage
1.	Westpac Custodian Nominees Limited	48,344,858	6.00
2.	HSBC Custody Nominees (Australia) Limited – GSCO ECA	45,655,321	5.66
3.	National Nominees Limited	42,344,934	5.25
4.	JP Morgan Nominees Australia Limited	40,160,144	4.98
5.	Woodross Nominees Pty Ltd	37,271,310	4.62
6.	Gandhara Advisors Asia Limited	35,868,022	4.45
7.	Macquarie Investments Australia Pty Limited	29,140,337	3.62
8.	Westpac Custodian Nominees Limited	23,331,995	2.89
9.	Suncorp Custodian Services Pty Ltd	23,003,855	2.85
10.	IAG Nominees Pty Limited	22,417,514	2.78
11.	ANZ Nominees Limited	17,090,830	2.12
12.	Citicorp Nominees Pty Limited <CSF WSLE Imputation Fund A/C>	16,503,742	2.05
13.	Citicorp Nominees Pty Limited	14,431,916	1.79
14.	National Nominees Ltd <Vision Super Fund A/C>	13,976,401	1.73
15.	Citicorp Nominees Pty Limited <CSF Imputation Fund A/C>	10,974,659	1.36
16.	JP Morgan	10,281,271	1.28
17.	JP Morgan Nominees Australia Ltd	9,816,110	1.22
18.	Queensland Investment Corporation	9,727,242	1.21
19.	Westpac Financial Services Limited	9,349,199	1.16
20.	Pirie Street Nominees Pty Ltd	8,494,636	1.05

Distribution of Shareholdings

Number of shares held	Number of holders	% of holders	Number of ordinary shares	% of issued capital
1 to 1,000	3,548	23.56	2,988,287	0.37
1,001 to 5,000	4,978	33.05	16,314,080	2.02
5,001 to 10,000	3,041	20.20	22,899,980	2.84
10,001 to 100,000	3,207	21.30	71,043,390	8.81
100,001 and over	285	1.9	692,695,544	85.95
Total	**15,059**	**100**	**805,941,281**	**100**

DYNO
Dyno Nobel

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 20, AGL Centre
111 Pacific Highway
North Sydney NSW 2060

13 April 2006

Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ASX Announcement
Redemption of Convertible Redeemable Preference Shares

As foreshadowed in Section 3.2 of the Company's Prospectus dated 1 March 2006, the Company has today completed the redemption of 244,746,107 fully paid convertible redeemable preference shares in the Company (***CRPS***) held by the members of the equity consortium that acquired the global Dyno Nobel business in 2005.

In accordance with their terms of issue, each CRPS has been redeemed for A$2.37 in cash (equal to the issue price of ordinary shares under the Company's initial public offer).

Yours sincerely

RICHARD M. SHEA
Company Secretary